U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER
                                                                   001-31435
                                                                  CUSIP NUMBER
                                                                   374398204

(Check One):
        [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2003
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     PART I-REGISTRANT INFORMATION

     Full Name of Registrant

     Gexa Corp.

     Former Name if Applicable


     Address of Principal Executive Office (Street and Number)

     24 Greenway Plaza, Suite 1826
     Houston, Texas 77046

     PART II-RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

     PART III-NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

     For the year ended December 31, 2003, the Company adopted a change in policy for the estimation of revenue. In November 2002, the Company became a Qualified Scheduling Entity in the Texas markets, which allows the Company to buy and sell electricity daily on the balancing markets to ensure its customers' needs are met. In conjunction with this status, the Company receives detailed daily data on the amount of electricity supply it has delivered into the marketplace. Previously, the Company estimated revenues based on billings (the "billing" method), but the availability of accurate and timely electricity supply delivery data for the entire 2003 period allows the Company to estimate revenues based on measured electricity as delivered to its customers (the "flow" method). The Company is undertaking additional testing and review of the controls encompassing the source data being used as well as the flow method of revenue calculation. As a result, the Company's financial statements for the year ended December 31, 2003 will not be made available until that review has been completed.

     It is expected that this review process will result in lower revenues for fiscal year 2003, although 2003 revenues should be consistent with the lower end of the Company's prior guidance of revenues in excess of $115 million. This reduction in expected 2003 revenues will result in lower than anticipated EBITDA, but the final calculation cannot be made until the review process is completed. If the Company does not have EBITDA of at least $5,000,000 for fiscal year 2003, it will be in default of its loan agreement with The Catalyst Fund, Ltd., and will request a waiver of such default.

     In connection with the completion of the audit for fiscal year 2003, the Company's independent auditors, Hein & Associates, LLP ("Hein"), identified certain material weaknesses in the Company's systems of internal controls that Hein considers to be reportable conditions under standards established by the American Institute of Certified Public Accountants. The identified deficiencies generally relate to (i) adequacy of the training of the staff within the Company's accounting department, and (ii) quality control over the financial reporting process. Hein has also indicated that the Company's method for calculating its revenues requires additional review and testing.

     The Company's Audit Committee has undertaken an independent review of the matters raised by Hein with the assistance of outside counsel. The Company has also initiated a search to retain a Chief Financial Officer who is experienced in SEC reporting and accounting issues. The Company cannot predict when the review by the Audit Committee will be completed.

     PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


     ----------------------------------     ------------    --------------------
     Neil Leibman, Chairman and CEO           (713)             961-9399

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).  [x] Yes         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes       [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company experienced strong growth in 2003, expanding its customer base within regions in which it was operating at December 31, 2002 and also serving customers in new markets. As a result, gross revenues for the year ended December 31, 2003 will be approximately $115 million, as compared to approximately $19 million for the year ended December 31, 2002.

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                                   GEXA CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: March 30, 2004               By: /s/
               --------------                       ----------------------------
                                                      Neil Leibman
                                                      Chairman and CEO


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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